UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: SSgA Active ETF Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
One Lincoln Street Boston, Massachusetts 02111
Telephone Number (including area code): (866) 787-2257
Name and address of agent for service of process: Ryan M. Louvar, Esq., State Street Bank and Trust Company, One Lincoln Street/CPH0326, Boston, Massachusetts 02111 with copies to W. John McGuire, Esq., Morgan, Lewis and Bockius LLP, 1111 Pennsylvania Ave., NW, Washington, DC 20004.
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
☑ Yes    ☐ No

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Boston and state of Massachusetts on the 1st day of April 2011.

SSgA Active ETF Trust

/s/ Ryan M. Louvar Name: Ryan M. Louvar
Title: Secretary

Attest:

/s/ Mark E. Tuttle Name: Mark E. Tuttle
Title: Assistant Secretary